Exhibit 99.1

Explanation of Responses:

(1)
On March 30, 2015, the reporting person was awarded 68,040 cash phantom units (“CPUs”) in respect of the three-year period ending December 31, 2017, each of which is the equivalent in value to a share of the Class A common stock of FCB Financial Holdings, Inc. (the “Issuer”). The amount payable in settlement of the CPUs was equal to the sum of (i) the number of CPUs earned multiplied by the Applicable Value (as defined in the long-term incentive award agreement between the reporting person and the Issuer) plus (ii) an amount equal to the cash dividends payable on one share of the Issuer’s Class A common stock during the performance period multiplied by the number of CPUs earned, as determined by the Compensation Committee of the Issuer. Following the determination and certification of the Compensation Committee of the Issuer of the Applicable Value and whether and to what extent the CPUs are earned, the amount payable in settlement of such CPUs was payable in cash or, in the discretion of the Compensation Committee, in whole or in part, in shares of the Issuer’s Class A common stock. On January 2, 2018, the Compensation Committee of the Issuer certified that (1) the Applicable Value is $51.50 and (2) the number of CPUs earned by the reporting person is 102,060, payable in 103,456 shares of the Issuer’s Class A common stock based on the closing price of $50.80 on December 29, 2017.